

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2021

Eunice J. Kim
General Counsel
SOC Telemed, Inc.
1768 Business Center Drive, Suite 100
Reston, Virginia 20190

>   **Re: SOC Telemed, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed on December 7, 2021**
>   **File No. 333-261518**

Dear Ms. Kim:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at (202) 551-7836 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: William L. Hughes